UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                             Brazos Sportswear, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    106233109
                                 (CUSIP Number)

                               Samuel T. McKnight
                               215 Flaglake Drive
                               Klute, Texas 77531
                                 (409) 297-7552
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 14, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 106233109                                            PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Samuel T. McKnight

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) o
                                                                         (b) |X|
     3       SEC USE ONLY

     4       SOURCE OF FUNDS *
             OO
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(E)                                           |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
                      7      SOLE VOTING POWER
NUMBER OF
SHARES                          224,403
BENEFICIALLY
OWNED BY EACH         8   SHARED VOTING POWER
REPORTING
PERSON WITH           9   SOLE DISPOSITIVE POWER
                          224,403
                      10  SHARED DISPOSITIVE POWER

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              224,403
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES *                                                        |_|

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.2%

    14      TYPE OF REPORTING PERSON *
            IN
--------------

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

        This statement is filed with respect to shares of common stock, par value $.001 per share (the "Common Stock"), of Brazos Sportswear, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 3860 Virginia Avenue, Cincinnati, Ohio 45227.

ITEM 2.  IDENTITY AND BACKGROUND.

        Samuel T. McKnight is an individual whose business address is 215 Flaglake Drive, Klute, Texas 77531. Mr. McKnight is president of the blank distribution division of Brazos, Inc., a wholly-owned subsidiary of the Issuer. Mr. McKnight is a United States citizen. He has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On March 14, 1997, Sun Sportswear, Inc. ("Sun") (now known as Brazos Sportswear, Inc.) and BSI Holdings, Inc. ("BSI") consummated a merger ("Merger") pursuant to which, among other things, (i) BSI was merged with and into Sun, with Sun as the surviving corporation (ii) the former holders of BSI capital stock became holders of Sun capital stock, and (iii) BSI directors and officers became the directors and officers of Sun, the surviving corporation. In addition, as contemplated under the Merger, Sun thereafter on the same day, reincorporated in Delaware pursuant to a merger transaction with its then wholly-owned subsidiary Brazos Sportswear, Inc. (the " Reincorporation") pursuant to which, among other things, (i) the holders of Sun capital stock (after giving effect to the above Merger) became holders of Brazos Sportswear, Inc, capital stock and (ii) the directors and officers of Sun immediately preceding the Reincorporation (i.e., the former BSI directors and officers) became the directors and officers of Brazos Sportswear, Inc., the surviving corporation and Issuer referred to in this Schedule 13D. As a result of the Merger and Reincorporation, (i) Mr. McKnight, together with two trusts for which Mr. McKnight serves as trustee (the "Trusts"), assumed their present positions with the Issuer and (ii) their previous equity ownership in BSI was converted into 192,600 shares of Common Stock, 272,480 shares of Series B-1 Preferred Stock and 77,368 shares of Series B-2 Preferred Stock (collectively the "Preferred Stock"), which Preferred Stock is convertible into Common Stock at any time by the holder at a conversion ratio of approximately .0909 per share, subject to certain adjustments.

ITEM 4.  PURPOSE OF THE TRANSACTION.

        Mr. McKnight acquired the Shares with a view to holding a substantial ownership interest in the Issuer. Although Mr. McKnight does not have any specific plans or proposals regarding the Issuer in his capacity as a shareholder, he will continue to evaluate all alternatives with respect to the Shares.

        Except as stated above, Mr. McKnight does not have any plans or proposals of the type referred to in clause (a) through (j) of Item 4 of
Schedule 13D, although he reserves the right to do so in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Mr. McKnight is the beneficial owner of 224,403 shares of the Common Stock (the "Shares") which represent 5.2% of the Issuer's Common Stock. The Shares include (i) 101,612 shares of Common Stock directly held and 90,988 held by the Trusts, and (ii) 31,803 shares of Common Stock issuable upon conversion of the Preferred Stock at a current conversion ratio of approximately .0909 per share, all of which preferred shares are held directly by Mr. McKnight. Mr. McKnight retains sole voting and dispositive power with respect to all such shares.

        On or about March 13, 1997, Mr. McKnight exchanged 77,368 shares of Series A Preferred Stock of Brazos, Inc. for the same number of shares of Series B-2 Preferred Stock of BSI pursuant to the terms of a Stock Exchange Agreement among BSI and the holders of the Series A Preferred Stock of Brazos, Inc. Pursuant to the terms of the Merger and the Reincorporation described in Item 3 above, such shares of BSI Series B-2 Preferred Stock were converted into shares of the Issuer's Preferred Stock of a comparable series, with such adjustments necessary to give effect to the relevant conversion ratios set forth in those transactions. For information concerning the Merger and Reincorporation, see
Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Each of Mr. McKnight and the Trusts entered into a Lock-Up Agreement dated March 14, 1997, with the Issuer, pursuant to which, among other things, Mr. McKnight and the Trusts have agreed not to sell or otherwise dispose of their Shares for a period of 180 days, which restriction expires on or about September 10, 1997. A copy of the agreements have been filed as exhibits pursuant to Item 7 below.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A- Lock-Up Agreement dated March 14, 1997, between Samuel T. McKnight and the Issuer.
B- Lock-Up Agreement dated March 14, 1997, between Brittany Michelle Warny 1996 Trust and the Issuer.
C- Lock-Up Agreement dated March 14, 1997, between Sharon Renee Warny 1996 Trust and the Issuer.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 1997

                                        /s/ SAMUEL T. MCKNIGHT
                                            Samuel T. McKnight

                                                                       EXHIBIT A

                               LOCK-UP AGREEMENT

            This LOCK-UP AGREEMENT (this "AGREEMENT") is made and entered into by and between the undersigned and Brazos Sportswear, Inc., a Delaware corporation ("BRAZOS").

            WHEREAS, the undersigned is the record and beneficial owner of shares of the issued and outstanding common stock and/or preferred stock of Brazos or has the right to receive shares of such stock upon exercise of outstanding warrants or options;

            WHEREAS, Sun Sportswear, Inc. ("SUN") and BSI Holdings, Inc., a Delaware corporation ("BSI"), have consummated that certain Plan and Agreement of Merger, dated as of November 13, 1996, as amended by the First Amendment to Plan and Agreement of Merger, dated as of December 13, 1996, which provided for the merger of BSI with and into Sun; and

            WHEREAS, as of the date hereof, Sun has merged with and into Brazos.

            NOW, THEREFORE, in consideration of the matters set forth in the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purposes stated in this Agreement, the undersigned hereby agrees as follows:

            1. The undersigned will not, at any time during the 180-day period commencing immediately after the date hereof, offer, sell, contract to sell, grant an option to purchase or otherwise dispose of any shares of Brazos common stock, $.001 par value, or Brazos preferred stock, $.001 par value, held by the undersigned on the date hereof or which the undersigned may acquire on the date hereof upon conversion of any securities or upon exercise of any warrants or options (collectively, the "BRAZOS STOCK"); PROVIDED, HOWEVER, that the foregoing restriction shall not apply to any disposition effected:

            (a) by operation of law; PROVIDED, HOWEVER, that the transferee agrees to be bound by the provisions of this Agreement;

            (b) pursuant to a tender offer or exchange offer made by, or any other transaction resulting in more than 50% of the capital stock of Brazos being owned by, any person or entity or any group (as defined in Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder);

            (c) by virtue of any statutory merger or consolidation in which Brazos is a constituent corporation, or pursuant to an exercise of dissenters' rights applicable to any statutory merger or consolidation in which Brazos is a constituent corporation; or

            (d) after Brazos (i) voluntarily commences any proceeding or files any petition under any bankruptcy, insolvency or similar law seeking dissolution or reorganization or the appointment of a receiver, trustee, custodian or liquidator for it or a substantial portion of its property, assets or business or to effect a plan or other arrangement with its creditors, (ii) fails to have an involuntary petition filed against it in any bankruptcy, insolvency or similar proceeding dismissed within 45 days of such filing or if Brazos admits the material allegations thereof within such period, or (iii) is adjudicated bankrupt or makes a general assignment for the benefit of its creditors or consents to, or acquiesces in the appointment of, a receiver, trustee, custodian or liquidator for a substantial portion of its property, assets or business.

            2. This Agreement is being entered into by the undersigned for the sole and exclusive benefit of Brazos and none of the provisions of this Agreement shall be for the benefit of, or confer any rights or remedies upon, any other person or entity.

            3. This Agreement shall extend to, and be binding upon, each party's respective successors and assigns.

            4. No provision of this Agreement shall be interpreted or construed against the undersigned or Brazos solely because the undersigned, Brazos, or their respective counsel drafted such provision.

            5. Anything herein to the contrary notwithstanding, no officer, director, partner, shareholder or employee of the undersigned shall have any personal liability (whether at law or in equity) for any breach of the Agreement, it being specifically understood and agreed that recourse for any breach of this Agreement shall be limited solely to the assets of the undersigned.

            6. This Agreement may not be revoked, rescinded, terminated or amended in any respect without the prior written consent of Brazos and the undersigned.

            7. The undersigned hereby represents and warrants to Brazos that it has full power and authority to execute and deliver this Agreement and that, upon the request of Brazos, the undersigned will execute and deliver to Brazos any additional documents which such requesting party reasonably deems necessary or desirable in connection with the enforcement hereof.

            IN WITNESS WHEREOF, the undersigned and Brazos have each executed this Agreement as of the date set forth below.

            Dated: March 14, 1997


                                        /s/ SAMUEL T. MCKNIGHT
                                            Samuel T. McKnight

AGREED AND ACCEPTED:

Brazos Sportswear, Inc.,
a Delaware corporation

/s/ F. CLAYTON CHAMBERS
    F. Clayton Chambers
    Chief Financial Officer

                                                                       EXHIBIT B

                               LOCK-UP AGREEMENT

            This LOCK-UP AGREEMENT (this "AGREEMENT") is made and entered into by and between the undersigned and Brazos Sportswear, Inc., a Delaware corporation ("BRAZOS").

            WHEREAS, the undersigned is the record and beneficial owner of shares of the issued and outstanding common stock and/or preferred stock of Brazos or has the right to receive shares of such stock upon exercise of outstanding warrants or options;

            WHEREAS, Sun Sportswear, Inc. ("SUN") and BSI Holdings, Inc., a Delaware corporation ("BSI"), have consummated that certain Plan and Agreement of Merger, dated as of November 13, 1996, as amended by the First Amendment to Plan and Agreement of Merger, dated as of December 13, 1996, which provided for the merger of BSI with and into Sun; and

            WHEREAS, as of the date hereof, Sun has merged with and into Brazos.

            NOW, THEREFORE, in consideration of the matters set forth in the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purposes stated in this Agreement, the undersigned hereby agrees as follows:

            1. The undersigned will not, at any time during the 180-day period commencing immediately after the date hereof, offer, sell, contract to sell, grant an option to purchase or otherwise dispose of any shares of Brazos common stock, $.001 par value, or Brazos preferred stock, $.001 par value, held by the undersigned on the date hereof or which the undersigned may acquire on the date hereof upon conversion of any securities or upon exercise of any warrants or options (collectively, the "BRAZOS STOCK"); PROVIDED, HOWEVER, that the foregoing restriction shall not apply to any disposition effected:

            (a) by operation of law; PROVIDED, HOWEVER, that the transferee agrees to be bound by the provisions of this Agreement;

            (b) pursuant to a tender offer or exchange offer made by, or any other transaction resulting in more than 50% of the capital stock of Brazos being owned by, any person or entity or any group (as defined in Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder);

            (c) by virtue of any statutory merger or consolidation in which Brazos is a constituent corporation, or pursuant to an exercise of dissenters' rights applicable to any statutory merger or consolidation in which Brazos is a constituent corporation; or

            (d) after Brazos (i) voluntarily commences any proceeding or files any petition under any bankruptcy, insolvency or similar law seeking dissolution or reorganization or the appointment of a receiver, trustee, custodian or liquidator for it or a substantial portion of its property, assets or business or to effect a plan or other arrangement with its creditors, (ii) fails to have an involuntary petition filed against it in any bankruptcy, insolvency or similar proceeding dismissed within 45 days of such filing or if Brazos admits the material allegations thereof within such period, or (iii) is adjudicated bankrupt or makes a general assignment for the benefit of its creditors or consents to, or acquiesces in the appointment of, a receiver, trustee, custodian or liquidator for a substantial portion of its property, assets or business.

            2. This Agreement is being entered into by the undersigned for the sole and exclusive benefit of Brazos and none of the provisions of this Agreement shall be for the benefit of, or confer any rights or remedies upon, any other person or entity.

            3. This Agreement shall extend to, and be binding upon, each party's respective successors and assigns.

            4. No provision of this Agreement shall be interpreted or construed against the undersigned or Brazos solely because the undersigned, Brazos, or their respective counsel drafted such provision.

            5. Anything herein to the contrary notwithstanding, no officer, director, partner, shareholder or employee of the undersigned shall have any personal liability (whether at law or in equity) for any breach of the Agreement, it being specifically understood and agreed that recourse for any breach of this Agreement shall be limited solely to the assets of the undersigned.

            6. This Agreement may not be revoked, rescinded, terminated or amended in any respect without the prior written consent of Brazos and the undersigned.

            7. The undersigned hereby represents and warrants to Brazos that it has full power and authority to execute and deliver this Agreement and that, upon the request of Brazos, the undersigned will execute and deliver to Brazos any additional documents which such requesting party reasonably deems necessary or desirable in connection with the enforcement hereof.

            IN WITNESS WHEREOF, the undersigned and Brazos have each executed this Agreement as of the date set forth below.

            Dated: March 14, 1997

                                        Brittany Michelle Warny 1996 Trust
                                        /s/ SAMUEL T. MCKNIGHT
                                            Samuel T. McKnight, Trustee

AGREED AND ACCEPTED:

Brazos Sportswear, Inc.,
a Delaware corporation

/s/ F. CLAYTON CHAMBERS
    F. Clayton Chambers
    Chief Financial Officer

                                                                       EXHIBIT C

                               LOCK-UP AGREEMENT

            This LOCK-UP AGREEMENT (this "AGREEMENT") is made and entered into by and between the undersigned and Brazos Sportswear, Inc., a Delaware corporation ("BRAZOS").

            WHEREAS, the undersigned is the record and beneficial owner of shares of the issued and outstanding common stock and/or preferred stock of Brazos or has the right to receive shares of such stock upon exercise of outstanding warrants or options;

            WHEREAS, Sun Sportswear, Inc. ("SUN") and BSI Holdings, Inc., a Delaware corporation ("BSI"), have consummated that certain Plan and Agreement of Merger, dated as of November 13, 1996, as amended by the First Amendment to Plan and Agreement of Merger, dated as of December 13, 1996, which provided for the merger of BSI with and into Sun; and

            WHEREAS, as of the date hereof, Sun has merged with and into Brazos.

            NOW, THEREFORE, in consideration of the matters set forth in the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purposes stated in this Agreement, the undersigned hereby agrees as follows:

            1. The undersigned will not, at any time during the 180-day period commencing immediately after the date hereof, offer, sell, contract to sell, grant an option to purchase or otherwise dispose of any shares of Brazos common stock, $.001 par value, or Brazos preferred stock, $.001 par value, held by the undersigned on the date hereof or which the undersigned may acquire on the date hereof upon conversion of any securities or upon exercise of any warrants or options (collectively, the "BRAZOS STOCK"); PROVIDED, HOWEVER, that the foregoing restriction shall not apply to any disposition effected:

            (a) by operation of law; PROVIDED, HOWEVER, that the transferee agrees to be bound by the provisions of this Agreement;

            (b) pursuant to a tender offer or exchange offer made by, or any other transaction resulting in more than 50% of the capital stock of Brazos being owned by, any person or entity or any group (as defined in Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder);

            (c) by virtue of any statutory merger or consolidation in which Brazos is a constituent corporation, or pursuant to an exercise of dissenters' rights applicable to any statutory merger or consolidation in which Brazos is a constituent corporation; or

            (d) after Brazos (i) voluntarily commences any proceeding or files any petition under any bankruptcy, insolvency or similar law seeking dissolution or reorganization or the appointment of a receiver, trustee, custodian or liquidator for it or a substantial portion of its property, assets or business or to effect a plan or other arrangement with its creditors, (ii) fails to have an involuntary petition filed against it in any bankruptcy, insolvency or similar proceeding dismissed within 45 days of such filing or if Brazos admits the material allegations thereof within such period, or (iii) is adjudicated bankrupt or makes a general assignment for the benefit of its creditors or consents to, or acquiesces in the appointment of, a receiver, trustee, custodian or liquidator for a substantial portion of its property, assets or business.

            2. This Agreement is being entered into by the undersigned for the sole and exclusive benefit of Brazos and none of the provisions of this Agreement shall be for the benefit of, or confer any rights or remedies upon, any other person or entity.

            3. This Agreement shall extend to, and be binding upon, each party's respective successors and assigns.

            4. No provision of this Agreement shall be interpreted or construed against the undersigned or Brazos solely because the undersigned, Brazos, or their respective counsel drafted such provision.

            5. Anything herein to the contrary notwithstanding, no officer, director, partner, shareholder or employee of the undersigned shall have any personal liability (whether at law or in equity) for any breach of the Agreement, it being specifically understood and agreed that recourse for any breach of this Agreement shall be limited solely to the assets of the undersigned.

            6. This Agreement may not be revoked, rescinded, terminated or amended in any respect without the prior written consent of Brazos and the undersigned.

            7. The undersigned hereby represents and warrants to Brazos that it has full power and authority to execute and deliver this Agreement and that, upon the request of Brazos, the undersigned will execute and deliver to Brazos any additional documents which such requesting party reasonably deems necessary or desirable in connection with the enforcement hereof.

            IN WITNESS WHEREOF, the undersigned and Brazos have each executed this Agreement as of the date set forth below.

            Dated: March 14, 1997

                                        Sharon Renee Warny 1996 Trust
                                        /s/ SAMUEL T. MCKNIGHT
                                            Samuel T. McKnight, Trustee

AGREED AND ACCEPTED:

Brazos Sportswear, Inc.,
a Delaware corporation

/s/ F. CLAYTON CHAMBERS
    F. Clayton Chambers
    Chief Financial Officer